Inova Technology

November 27, 2012

United States Securities and Exchange Commission
Attn: Dietrich King & Daniel Leslie
Mail Room 4561
Washington, D.C. 20549

Re:	Inova Technology, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 13 2012
File No. 333-182813

Dear: Mr. King & Ms. Ransom:

In response to your letter dated, November 26, 2012, regarding the above referenced filing of Inova Technology, Inc. (the Company), we are submitting this amendment on Form S-1/A#5 with an original copy and one marked copy. In the marked copy we have indicated which comment the revision is in response to in parenthesis. We believe these amendments should solve the problems raised in your comments.

Description of Business, 19

1.
We note your response to comment 5 in our letter dated November 1, 2012, as well as the revisions made to page 20 of the disclosure. Specifically, we note that the disclosure now states that “adjusted EBITDA has been strong at an average of $1.5 million per year over the past four years.” We further note, however, that over those four years, your adjusted

EBITBA has decreased in each successive year. In this regard, we note the disclosure in the table on page 63 that adjusted EBITDA for the years ended April 30, 2012 and 2011 was $207,330 and $1,595,053 respectively, and on page 9 of the company’s 10-K for the year ended April 30, 2010, the company states that EBITDA for the periods ended April 30, 2010 and 2009 was $1,981,979 and $2,195,139 respectively. Please revise the disclosure on page 20 to objectively reflect this declining trend in adjusted EBITDA or remove this statement.

We have modified this wording

Bob Bates
Inova Technology, Inc.
November 26, 2012

Management Discussion and Analysis of Financial Condition and Results…, page 61

Adjusted EBITDA, page 63

2.  We note your statement in the fourth paragraph under this heading that adjusted EBITDA for the year ended April 30, 2012 was $529,920. However, we note that the last line of the table at the end of page 63 states that adjusted EBITDA for the year ended April 30, 2012 was $207,330. Please revise these apparently contradictory statements.

We have corrected this

We hope that this amendment satisfies your concerns.  Please let us know if you have any further comments.

Regards,
Bob Bates, CFO